TASEKO MINES LIMITED

1020 - 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 - 6365 FAX (604) 684 - 8092
1.800.667.2114

February 28, 2006

Dear Shareholder,

On behalf of the Board of Directors, I am pleased to report on the accomplishments by the Company over the past year. Attached is a copy of proxy materials, providing information regarding the business to be covered at the Annual General Meeting to be held on Wednesday, March 22, 2006. Management values your input to the annual shareholders’ meeting, so please review the materials and return your proxy in accordance with the instructions. If you have any questions about this procedure, please call me or anyone in our Investor Services department.

I am excited to join Taseko as its President and Chief Executive Officer at such a pivotal time for the Company. I am also pleased to report to our shareholders on the remarkable achievements that have taken place during the past year and the plans we have for the future.

The theme of this year’s annual report is “Positioned for Growth” and as you will see, this statement not only applies to our past accomplishments but embodies our vision going forward. As I will explain in more detail later, we have identified key areas to attain higher productivity levels and add further value to our Company.

Gibraltar Mine

Gibraltar recommenced operations at the beginning of the 2005 fiscal year (October 2004) and, in doing so, revitalized a venerable metal producer. Gibraltar has a long and successful history as a mining operation, dating back over 30 years. The upswing in metal prices in 2004 provided the opportunity for Taseko to restart the mine.

A tremendous amount of work went into preparing for restart, and once mining operations were underway, Gibraltar staff continued to seek ways to improve operational efficiency.

Improvements to the copper circuit and a $1.5 million upgrade to the molybdenum circuit were implemented, concurrently, to take best advantage of the high prices for both of Gibraltar’s metal products.

By the fiscal third quarter, Gibraltar’s operations achieved the first profits for the Company. These successful financial results paved the way for Taseko’s year end net earnings of $24.4 million and operating profit of $13.6 million.

Prosperity Project Re-Initiated

Another significant milestone for Taseko was the revival of the Prosperity Project in November 2005. Prosperity, an advanced stage copper-gold project, holds great potential for adding growth and value to the Company. Prior to 2001, Taseko conducted extensive drilling, engineering, mine planning, environmental and socio-economic studies on Prosperity.

Taseko has re-activated its participation in the British Columbia Environmental Assessment process and a team of geologists and engineers are reviewing the previously completed feasibility work and project plans. These assessments will determine the best approaches to use, while taking into account new mining technologies and processes, with the objective of advancing the project toward production.

Looking Ahead

The past year has been marked by strong optimism in the commodities markets that, in turn, has produced an excellent foundation on which to grow our Company. We have updated our strategic plan to guide the Company’s future growth.

It is with this focus in mind that we have aggressively pursued an update on Gibraltar’s reserves. A larger reserve base would serve many purposes and allow us to explore more avenues to grow the Company. In late 2005, we announced a 30% expansion of the reserves at Gibraltar, and I am confident that there are more resources that will likely be brought into reserves this coming year. To meet this goal, a drilling program will commence in the spring of 2006. I look forward to reporting on positive results from this program.

In order for Gibraltar to continue to be a value-added mine, the focus must be on achieving strong steady-state performance and looking for ways to improve this over the long term. Three key operational areas have been identified and targeted for improvement:

•	Mill throughput
•	Copper recovery
•	Molybdenum recovery

Improvements such as these will positively affect the Company’s bottom line. In this regard, a mill expansion study is presently underway, and mine staff are also looking at ways to improve metal recoveries.

Another initiative that holds promise is the proposed copper refinery at Gibraltar. A feasibility study to develop a refinery using a hydrometallurgical process to produce London Metal Exchange grade copper cathode on site was completed a few years ago. The study estimated that the copper refinery could result in operational savings of US$0.20 per pound of copper produced. From the beginning, I have felt strongly that the copper refinery project would only be economically feasible if we had a large enough reserve base to support it. The recent 30% increase in reserves, announced in December 2005, is a good start, and we will continue to examine the viability of building a copper refinery at Gibraltar in co-ordination with our other expansion studies.

Last but not least, the team at Taseko is actively looking at new acquisitions as a means to further grow the Company. New projects will be evaluated based on overall fit with Taseko’s other assets and whether they support the Company’s goals.

To accomplish the objectives that I have outlined here, I am pleased that John McManus has joined our team as Vice President, Operations.

John has many years of experience in the resource industry and is a welcome addition to our group, both in terms of his technical skills and his management capabilities. Of course, all our efforts would be meaningless without the support of our shareholders who entrust us with the important responsibility of operating this Company. I also want to acknowledge and thank our board of directors, our partners and all our employees whose hard work and commitment has contributed to Taseko’s success. I am confident that we now have in place a skilled and talented group of people who have Taseko “Positioned for Growth” in 2006.

On behalf of the Board of Directors,

TASEKO MINES LIMITED

Russell E. Hallbauer
President and Chief Executive Officer